Points International Announces Completion of Previously Announced Share Consolidation

Toronto, Canada – January 31, 2011 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced the completion of its previously announced share consolidation of its common shares through a one-for-ten reverse split. Points International’s common stock will begin trading on a split adjusted basis on the Toronto Stock Exchange (“TSX”) and the Over-the-Counter Bulletin Board Market (“OTCBB”) when the market opens on February 2, 2011. As such, the last pre-consolidation trading day will be tomorrow, February 1, 2011. Following the consolidation, the Company’s shares will continue to trade under the symbol “PTS” on the TSX and temporarily under the symbol “PTSED” on the OTCBB.

Pursuant to the reverse stock split, shareholders will receive one new common share for every ten shares held. No fractional shares will be issued as a result of the share consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number. The share consolidation reduced the Company's issued and outstanding shares of common stock to approximately 15.0 million.

Stockholders of record will receive a letter of transmittal providing instructions for the exchange of their shares as soon as practicable. Shareholders with shares in brokerage accounts will be contacted by their brokers with instructions. Computershare Trust Company of Canada is acting as the Company’s transfer agent, and can be contacted at (800) 564-6253 with any questions.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Laura Foster / Andrew Greenebaum
lauraf@addocommunications.com; andrewg@addocommunications.com
(310) 829-5400